As filed with the Securities and Exchange Commission on January 31, 1997

                                            Securities Act File No.  333-7817
                                    Investment Company Act File No.  811-6661

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM N-14
                            REGISTRATION STATEMENT
                                    under
                          THE SECURITIES ACT OF 1933


 / / Pre-Effective Amendment No.        /x/ Post-Effective Amendment No. 1
                       (Check Appropriate box or boxes)

                       --------------------------------

                   MUNIYIELD NEW YORK INSURED FUND II, INC.
            (Exact Name of Registrant as Specified in its Charter)

                       --------------------------------

                                (609) 282-2800
                       (Area Code and Telephone Number)

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                       ---------------------------------

                                Arthur Zeikel
                   MuniYield New York Insured Fund II, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                   (Name and Address of Agent for Service)

                       ----------------------------------

                                  Copies to:

    Frank P. Bruno, Esq.                             Mark B. Goldfus, Esq.
     Brown & Wood LLP                           Merrill Lynch Asset Management
  One World Trade Center                            800 Scudders Mill Road
 New York, New York 10048-0557                    Plainsboro, New Jersey 08536

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     This Amendment consists of the following:

     (1) Facing Sheet of the Registration Statement.

     (2) Part C to the Registration Statement (including signature page)

Parts A and B are incorporated by reference from Pre-Effective Amendment No.1 to this Registration Statement (File No. 333-7817) filed on August 21, 1996.

     This Amendment is being filed solely to file as Exhibit No.12 to this Registration Statement the private letter ruling received from the Internal Revenue Service.

                                    PART C
                              OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

     Section 2-418 of the  General Corporation Law of the State  of Maryland,
Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws and the Registrant's Investment Advisory Agreement with Fund Asset Management, Inc. (now known as Fund Asset Management, L.P. (the "Investment Adviser")) provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be provided to directors, officers and controlling persons of each Fund, pursuant to the foregoing provisions or otherwise, each Fund has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Fund of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, unless in the opinion of its counsel the matter has been settled by controlling precedent, will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section Six of the Purchase Agreement relating to the Registrant's Common Stock, a form of which previously was filed as an exhibit to the Common Stock Registration Statement (as defined below), and
(ii) Section Seven of the Purchase Agreement relating to the Registrant's AMPS, a form of which previously was filed as an exhibit to the AMPS Registration Statement (as defined below), for provisions relating to the indemnification of the underwriter.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER
------

1(a)  --   Articles of Incorporation of the Registrant (a)
 (b)  --   Articles Supplementary creating Series A AMPS of the Registrant(b)
 (c)  --   Form of Articles Supplementary creating  Series B and Series C AMPS of the Registrant(h)
2     --   By-Laws of the Registrant(a)
3     --   Not applicable
4     --   Form   of  Agreement  and   Plan  of  Reorganization   between  the
           Registrant, MuniVest New York Insured Fund, Inc. and MuniYield New York Insured Fund III, Inc.(c)
5(a)  --   Form of Certificate for Common Stock(d)
 (b)  --   Form of Certificate for AMPS (f)
 (c)  --   Portions of  the Articles of  Incorporation and the By-Laws  of the
           Registrant defining the rights of holders of shares of the Registrant(e)
6     --   Form  of Investment Advisory  Agreement between the  Registrant and the Investment Adviser(a)
7(a)  --   Form of Purchase  Agreement between the Registrant,  the Investment
           Adviser and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") relating to the Registrant's Common Stock (d)
 (b)  --   Form of Purchase  Agreement between the Registrant,  the Investment
           Adviser and Merrill Lynch relating to the Registrant's AMPS(f)
 (c)  --   Merrill Lynch Standard Dealer Agreement(a)
8     --   Not applicable
9     --   Custodian Contract between the Registrant and State Street Bank and
           Trust Company(d)
10    --   Not applicable
11    --   Opinion  and  Consent  of  Brown   &  Wood  LLP,  counsel  for  the
           Registrant(h)
12    --   Private Letter Ruling from the Internal Revenue Service
13(a) -- Registrar, Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company relating to the Registrant's Common Stock(d)
 (b)  --   Form of Auction Agent Agreement(f)
 (c)  --   Form of Broker-Dealer Agreement (f)
 (d)  --   Form of Letter of Representations(f)
14(a) -- Consent of Deloitte & Touche LLP, independent auditors for the Registrant(h)
 (b)  --   Consent of Ernst & Young LLP, independent auditors for MuniVest New
           York Insured Fund, Inc. and MuniYield New York Insured Fund III, Inc.(h)
15    --   Not applicable
16    --   Power of Attorney(g)

--------------------

(a) Incorporated by reference to the Registrant's registration statement on Form N-2 relating to the Registrant's Common Stock (File Nos. 33-47744 and 811-6661), filed with the Securities and Exchange Commission (the "Commission") on May 8, 1992 (the "Common Stock Registration Statement").
(b)  Incorporated  by reference  to  Pre-Effective  Amendment  No. 1  to  the
     Registrant's registration statement on Form N-2 relating to the Registrant's AMPS (File Nos. 33-50304 and 811-6661) (the "AMPS Registration Statement") filed with the Commission on August 28, 1992.
(c) Included in Exhibit I to the Proxy Statement and Prospectus contained in this Registration Statement.
(d) Incorporated by reference to Pre-Effective Amendment No. 2 to the Common Stock Registration Statement filed with the Commission on June 19, 1992.
(e)  Reference is made to Article V, Article  VI (Sections 2, 3, 4, 5 and 6),
     Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit 1(a) to the Common Stock Registration Statement; and to Article II, Article III (sections 1,3,5 and 17),
     Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's by-Laws, previously filed as Exhibit 1(b) to the Common Stock Registration Statement.
(f) Incorporated by reference to Registrant's AMPS Registration Statement filed with the Commission on July 31, 1992.
(g)  Included   on  the  signature  page  of  the  Registrant's  Registration
     Statement on Form N-14 filed on July 9, 1996 and incorporated by reference herein.
(h) Previously filed with Pre-Effective Amendment No. 1 to this N-14 Registration Statement on August 21, 1996.

ITEM 17.  UNDERTAKINGS

     (a) The Registrant undertakes to suspend offering of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (1) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10 percent from its net asset value per share of Common Stock as of the effective date of this Registration Statement, or (2) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

     (b)  The Registrant undertakes that:

          (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be a part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 30th day of January, 1997.


                              MUNIYIELD NEW YORK INSURED
                                FUND II, INC.
                                        (Registrant)

                              By     /s/ GERALD M. RICHARD
                                 ---------------------------------------
                                   (Gerald M. Richard, Treasurer)

     As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Signature                            Title               Date
            ---------                            -----               ----

          ARTHUR ZEIKEL/*/                President (Principal
-------------------------------------       Executive Officer)
          (Arthur Zeikel)                   and Director

        GERALD M. RICHARD/*/              Treasurer (Principal
-------------------------------------       Financial and
        (Gerald M. Richard)                 Accounting Officer)

       JAMES H. BODURTHA/*/               Director
-------------------------------------
       (James H. Bodurtha)

        HERBERT I. LONDON/*/              Director
-------------------------------------
        (Herbert I. London)

        ROBERT R. MARTIN/*/               Director
-------------------------------------
        (Robert R. Martin)

          JOSEPH L. MAY/*/                Director
-------------------------------------
          (Joseph L. May)

         ANDRE F. PEROLD/*/               Director
-------------------------------------
         (Andre F. Perold)

/*/By:  /s/ Gerald M. Richard                                   January 30, 1997
-------------------------------------
(Gerald M. Richard, Attorney-in-Fact)


                                EXHIBIT INDEX

EXHIBIT
NUMBER
------

12   --   Private  Letter Ruling  dated October  15,  1996 from  the Internal
          Revenue Service to Registrant, MuniVest New York Insured Fund, Inc. and MuniYield New York Insured Fund III, Inc.